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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.   Name and Address of Reporting Person*

     Henkel KGaA
     67 Henkelstrasse
     40191 Dusseldorf
     Germany

2.   Issuer Name and Ticker or Trading Symbol

     Ecolab Inc. (ECL)

3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


4.   Statement for Month/Day/Year

     December 31, 2002

5.   If Amendment, Date of Original (Month/Day/Year)

6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                    [X] 10% Owner (see attached statement)
     [ ]  Officer (give title below)  [ ] Other (specify below)

7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by One Reporting Person
     [ ]  Form filed by More than One Reporting Person

*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
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

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Common Stock, par           12/31/2002                        V                                  21,679,612(1)  (I)       Held by
 value $1.00 per                                                                                                          Subsidiary
      share
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                                                                                                 14,666,664     (I)       Held by
                                                                                                                          Subsidiary
====================================================================================================================================

(1) Effective as of December 31, 2002, the 21,679,612 shares previously held directly by the reporting person were transferred to a wholly-owned subsidiary, Henkel Chemie Verwaltungsgesellschaft mbH.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          Deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:

     ** Intentional misstatements or omissions of fact constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

          Signature of Reporting Person

          Henkel KGaA


          By:    /s/  Lothar Steinebach          By:    /s/  Heinz Nicolas
                 ----------------------                 ------------------
          Name:  Lothar Steinebach               Name:  Heinz Nicolas
          Title: Corporate Vice President,       Title: Senior Corporate Counsel
                 Finance & Controlling
          Date:  January 8, 2003                 Date:  January 8, 2003


Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

STATEMENT ATTACHED TO FORM 4
--------------------------------------------------------------------------------
FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
BY HENKEL KGaA
67 HENKELSTRASSE
40191 DUSSELDORF
GERMANY

January 8, 2003


ITEM 6.  Relationship of Reporting Person to Company

     Henkel KGaA ("Henkel") is the beneficial owner of more than 10 percent of the outstanding common stock of Ecolab Inc. ("Ecolab"). Under an amended and restated agreement dated as of November 30, 2001, between Ecolab and Henkel, Ecolab agreed to take all necessary actions to have such number of designees of Henkel nominated to Ecolab's Board of Directors so that Henkel has representation on the Board of Directors proportionate with its stock ownership. Pursuant to this agreement, Ulrich Lehner, Stefan Hamelmann and Jochen Krautter currently serve on the Board of Directors of Ecolab.